Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Howloo, Inc.
4206 Okeechobee Rd
Fort Pierce, FL 34947
https://www.blackoutcoffee.com/

Up to $2,499,998.80 in Common Stock at $4.60
Minimum Target Amount: $9,995.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Howloo, Inc.
Address: 4206 Okeechobee Rd, Fort Pierce, FL 34947
State of Incorporation: DE
Date Incorporated: April 08, 2016

Terms:

Equity

Offering Minimum: $9,995.80 | 2,173 shares of Common Stock
Offering Maximum: $2,499,998.80 | 543,478 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.60
Minimum Investment Amount (per investor): $496.80

*'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Loyalty Bonus | 20% Bonus Shares</u>

Prior investors, employees, family members, and individuals who registered interest during the Test the Waters (TTW) phase are eligible for an additional 20% bonus shares. Eligibility is determined as of September 17th, 2025.

<u>Time-Based Perks</u>

Launch Day Lightning Deal

Receive 15% bonus shares when you invest within the first 24 hours of launch.

Early Bird

Receive 12% bonus shares when you invest within the first 72 hours of launch.

Founders Week

Receive 10% bonus shares when you invest within the first 7 days of launch.

Final Early Window

Receive 5% bonus shares when you invest within the first 14 days of launch.

Mid-Campaign Perk

Invest $2,500 or more between Day 40 and Day 45 and receive an additional 10% bonus shares.

<u>Amount-Based Perks</u>

Tier 1 – Insider | $500+

Invest $500+ and receive Exclusive Access to Facebook Group, Quarterly live Announcements with CEO, sneak peeks at new roasts, and pre-release access to all new roasts before public launch.

Tier 2 – Coffee Loyalist | $1,000+

Invest $1,000+ and receive 2% bonus shares, Insider Perks and 10% off Coffee Club for 1 year*.

Tier 3 – Coffee Champion | $2,500+

Invest $2,500+ and receive 5% bonus shares, Coffee Loyalist Perks and 15% off Coffee Club for 1 year*.

Tier 4 – Patriot Investor | $5,000+

Invest $5,000+ and receive 7% bonus shares, Coffee Champion Perks, Investor-Only Blackout Coffee T-Shirt, 3 months free Coffee Club subscription**, and 20% off store purchases for 1 year*.

Tier 5 – Freedom Partner | $10,000+

Invest $10,000+ and receive 10% bonus shares, all perks above, 6 months free Coffee Club subscription**, 20% off store purchases for 1 year* and a virtual LIVE roasting demo with the head roaster.

Tier 6 – American Founder Circle | $25,000+

Invest $25,000+ and receive 12% bonus shares, all perks above, 12 months free Coffee Club subscription**, 20% off store purchases for LIFE*, private tour of our new roasting facility***, your name displayed for 1 year on a coffee roaster, warehouse wall, or coffee sack display, and a private one-on-one roasting session on our sample roaster during facility visit.

Tier 7 – Founders Table | $50,000+

Invest $50,000+ and receive 15% bonus shares, all perks above, 12 months free Coffee Club subscription**, 25% off store purchases for LIFE*, private tour of our new roasting facility***, help us create a new coffee roast – your name on it for 1 year, and dinner with the owners.

*Discount applies to purchases made on our online store or website, for personal use and not for retail or commercial distribution.

**Coffee club subscriptions are the roasters choice and flavored coffee of the month.

***Travel and Lodging Not Included. Tour to be scheduled 30 days in advance.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Howloo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.60/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $460. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We are a community-engaged, small-batch coffee roasting company headquartered in Florida. We sell uniquely branded coffee products and merchandise online, nationally, under the brand "Blackout Coffee Co.," including whole bean or ground coffee, coffee pods, flavored coffee, tea and hot cocoa. In 2021, we launched our subscription-based coffee club model, through which customers receive regular deliveries of our products to their home or business. We have grown to over 18,000 active subscriptions since we launched the service. Our customers love our high-quality, distinctive coffees. They also love the opportunities we provide them to connect and support.

Our Products

We roast our premium specialty coffees entirely in-house and infuse them with traditional American values to create our own slice of the small-batch coffee industry, which is expected to reach $152.69 billion by 2030. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-

We source premium specialty grade green coffee beans which are graded at 80 points or above on a 100-point scale. Specialty coffees are grown at the perfect altitude, at the correct time of year, in the best soil, and then are harvested at just the right time. We work with local farmers that grow this high-quality coffee and we adopt a strict adherence to small batch roasting our coffee, which enables us to consistently provide coffee having exceptional taste! We currently work with five (5) different coffee bean providers, and there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers.

We roast, pack-and-ship our coffee quickly – with a goal of shipping orders within 24-48 hours after receipt. This means our customers get the coffee beans just days after they're roasted. The combination of our premium coffee beans, highly controlled roasting process, and immediate shipping gives our customers an elite coffee experience.

Our premium coffee blends have earned over 275,000 customers, more than 800,000 orders, and almost 17,000 active coffee club subscriptions.

We actively support the military, veterans, police, firefighters, first-responders, and all Americans who see their work as their duty - not just a job. We have partnered with Jared Yanis, many known podcasters, Bare Knuckle Fighting Championship, and have grown our revenue from $130,000 in 2019 to $16,651,458 in 2024.

Corporate History

The Company was initially formed as an LLC (Howloo LLC) and converted to a Delaware C-corporation on January 1st, 2023.

Competitors and Industry

Coffee subscriptions market is currently valued at US $685 million with a forecasted high-value of US $1.98 billion by end of 2032. https://www.factmr.com/report/coffee-subscription-market. The access to coffee software and easy integrations with e-commerce platforms have permitted coffee roasters to offer subscription coffee services and direct-to-customer sales at scale. According to a recent study published by The Brainy Insights, the global specialty coffee market is expected to grow from USD $53.67 billion in 2021 to USD $152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-200000218.html

Our focus on conservative values, duty, family, and rights, has resulted in a large, passionate customer base. The specialty coffee market, however, is intensely competitive. We face significant and increasing competition in all these areas in each of our channels and markets. If we cannot compete successfully with other entities in the market, we could lose customers and our revenue could decline. We expect competition in this market to continue to be intense as we compete on a variety of fronts, including, without limitation, anticipating and responding to changing consumer demands in a timely manner; establishing and maintaining favorable brand-name recognition; achieving and maintaining product quality; hiring and retaining key employees; maintaining and growing market share; developing quality and differentiated products that appeal to consumers; establishing and maintaining acceptable relationships with wholesale customers; pricing products appropriately; optimizing roasting and supply chain capabilities; and protecting our intellectual property.

Current Stage and Roadmap

Since we launched our Blackout Coffee Brand in 2018, we have created over 40 coffee roasts and flavors, and have experienced tremendous growth serving over 275,000 customers and surpassing 800,000 in fulfilled orders. During 2024, we moved our operations to a new facility in Fort Pierce, Florida, that has approximately 64,000 square feet of warehouse and manufacturing space.

The Team

Officers and Directors

Name: John Santos

John Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Responsible for Operations, Production & Marketing.

Name: Rachael A. Santos

Rachael A. Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Secretary and Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Responsible for Customer Relations, Accounting & Administration.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $2,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
Many of our competitors have substantially greater financial, technological, roasting, sale, marketing, distribution, and other resources, have been in business longer and have greater brand recognition. Their greater capabilities in these areas may enable them to compete more effectively on the basis of price, more quickly develop new products, and more easily withstand increasing costs. The general availability of coffee roasting also allows new entrants easy access to the markets in which we compete, which may increase the number of competitors. Any of these competitive factors may adversely affect our business. If our competitors begin to evolve their business strategies and adopt aspects of our business model, such as our subscription model and innovative content and branding, including veteran and first-responder-focused branding, our customers may be drawn to those competitors for their beverage needs and our business could be harmed.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Uncertain Regulatory Landscape

Our ability to sell product is dependent on the outside government regulations such as those promulgated by the Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC") and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of our product may no longer be in the best interest of the Company. We have existing intellectual property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we will need to attract and hire additional employees in sales, marketing, manufacturing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

If we fail to offer a high-quality customer experience, our business and reputation will suffer.

Numerous factors may impact a customer's experience which may in turn impact the likelihood of such customer returning. Those factors include customer service, convenience, taste, price, quality and brand image. In addition to providing high quality products, we place a strong emphasis on supporting the veteran and military community and providing inspiring and entertaining media. Any failure to meet customer expectations concerning our veteran and military support may result in negative customer experiences that adversely affect customer retention.

Interruption of our supply chain of coffee or merchandise could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

We contract with suppliers and manufacturers to procure coffee beans, supplies, equipment, and other materials and products. Specifically, we work with five (5) different coffee bean providers, however, believe there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers. Any material interruption in our supply chain, such as material interruption of the supply of coffee beans or our roasting machines, merchandise, apparel, or packaging for our products could have a negative material impact on our business and our profitability. Disruptions could occur due to trade restrictions, such as increased tariffs or quotas, increased shipping prices, embargoes or customs restrictions, pandemics, social or labor unrest, weather or natural disasters, political disputes and military conflicts, or other potential incidents, could also have a negative material impact on our business and our profitability.

We store personally identifiable information of consumers which is subject to vast regulation.
Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our brand. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

Risks of borrowing and restrictions on our ability to borrow.
We currently have outstanding loans and may have to seek loans in the future from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We have filed for a trademark for "Blackout Coffee Co." and own various copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Terms of subsequent financings may adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be

more advantageous to those investors than to the holders of common stock, including, but not limited to, having dividend and liquidation preferences. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Because no public trading market for our common stock currently exists, it will be difficult for you to sell the common stock and, if you are able to sell the common stock, you may have to sell them at a substantial discount to the price you paid for the common stock. There is no public market for our Shares. Until our Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

Investors in our common stock will have to assign their voting rights.
The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their common stock until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of common stock issued in this offering to vote their common stock, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our officers and directors have voting control.
Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, the Officers of the Company shall hold a majority of the voting power of the Company. Upon the closing of this offering, assuming this offering is fully subscribed and the maximum number of bonus shares are issued, and including, all shares of common stock for which our Chief Executive Officer shall have the right to vote pursuant to voting proxies, our executive officers and directors, as a group, shall hold approximately 92.5% of the voting power of the Company. As a result, our executive officers and directors are able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently

and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Using a credit card to purchase shares may impact the return on your investment.
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the common stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Santos (John Santos, as CEO, holds voting power via proxy for certain outstanding shares of Common Stock)	6,458,400	Common Stock	54.59%
Rachael A. Santos	6,458,400	Common Stock	37.15%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 543,478 of Common Stock.

Common Stock

The amount of security authorized is 19,300,000 with a total of 17,383,515 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,809,271.25
  Number of Securities Sold: 2,438,596
  Use of proceeds: Marketing, Expansion, Company Employment, Inventory, Working Capital.
  Date: August 22, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $96,956.80
  Number of Securities Sold: 67,460
  Use of proceeds: N/A
  Date: August 22, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,846,575.17
  Number of Securities Sold: 515,715
  Use of proceeds: Marketing, Expansion, Company Employment, Inventory, Working Capital.
  Date: December 06, 2024
  Offering exemption relied upon: Regulation A+

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $64,631.41
  Number of Securities Sold: 9,744
  Use of proceeds: N/A
  Date: December 06, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $7,311,191.00 compared to $16,651,458.00 in fiscal year 2024, an increase of approximately 128%. This growth was driven by expanded marketing efforts, new product launches, and an increase in wholesale orders. The Company's move into a larger facility with upgraded equipment in January 2024 also increased production capacity, enabling the fulfillment of higher sales volumes.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2,482,547 compared to $6,577,187 in fiscal year 2024.

The increase was primarily due to higher sales volume, increased raw material purchases to support growth, and expanded product offerings. The Company's move into a larger facility and investment in new equipment also contributed to higher production-related costs.

Gross Margins

Gross margins for fiscal year 2023 were $4,828,644 compared to $10,074,271 in fiscal year 2024.

The increase was primarily due to higher sales volume, improved production efficiency from the Company's expanded facility and upgraded equipment, and a greater contribution from higher-margin products.

Expenses

Expenses for fiscal year 2023 were $4,346,308 compared to $9,751,719 in fiscal year 2024.

The increase was primarily driven by higher marketing and advertising spend to support revenue growth, additional staffing to handle increased production and distribution, and higher facility-related costs associated with the Company's larger location.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows will not be fully indicative of future revenue and cash flows because the Company has recently expanded into a larger facility, invested in new equipment, and increased marketing efforts, which may result in different cost structures and revenue levels going forward.

Past cash flows were primarily generated through product sales and equity investments. The Company's goal is to continue expanding direct-to-consumer and wholesale operations, while entering the retail market in 2026. The investments made in infrastructure, product development, and marketing are expected to support this expansion; however, there can be no assurance that future results will be consistent with these expectations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2025, the company had a total current assets of $6,534,550.22 including $1,429,762.83 in cash, $1,836,927.79 in inventory and $14,895.34 in prepaid expenses.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. However, proceeds from this offering will be used to accelerate growth initiatives, including expanding wholesale distribution, scaling marketing, increasing production capacity, and preparing for retail market entry in 2026.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, we estimate that approximately 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 12 months without additional capital. This estimate is based on a current monthly burn rate of approximately $100,000, which includes expenses related to salaries, marketing, inventory purchases, and facility operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 30 months without additional capital. This estimate is based on a current monthly burn rate of approximately $100,000, which includes expenses related to salaries, marketing, inventory purchases, and facility operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including potential equity raises, revenue-based financing, and traditional business loans, depending on growth needs and market opportunities. The Company may pursue additional financing to accelerate expansion, though no concurrent offerings are being conducted at this time.

Indebtedness

- Creditor: SBA Loan
  Amount Owed: $112,914.65
  Interest Rate: 3.75%
  Maturity Date: May 24, 2050
  In May of 2020, the Company entered into an SBA loan agreement totaling $131,900 with an interest rate of 3. 75% and a maturity date of May 24, 2050. Monthly payments of $644 are required. The balance of this loan was $112,914.65 as of July 24, 2025. There was accrued interest of $348.02 as of July 24, 2025, related to this loan.

Related Party Transactions

- Name of Entity: Rollo Management LLC
  Names of 20% owners: John Santos
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company previously leased an office building from Rollo Management LLC, owned by John Santos, our chief executive officer and director, and the holder, together with his spouse, of a majority of our outstanding common stock, in which it paid rent of $3,500 per month.
  Material Terms:

- Name of Person: John Santos
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Between October and March 2023, John Santos, our CEO and director advanced us an aggregate of $73,311 in various installments. The advances carry no interest and are due on demand. We repaid those advances during the 2023 Annual Period.
  Material Terms:

Valuation

Pre-Money Valuation: $79,964,169.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully-diluted basis. The Company has only Common Stock outstanding. The Company has no outstanding options, warrants, convertible securities with a right to acquire shares or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  92.5%
  Supporting ongoing operations and funding retail and e-commerce growth initiatives.

If we raise the over allotment amount of $2,499,998.80, we plan to use these proceeds as follows:

- **StartEngine Platform Fees**
  7.5%

- **Marketing**
  28.0%
  Paid advertising, podcast sponsorships, loyalty program development, PR, and other brand awareness initiatives.

- **Retail Entry**
  35.0%
  Costs associated with launching into retail channels in 2026, including retail packaging design, slotting fees, in-store marketing, and related distribution setup expenses.

- **Company Employment**
  10.0%
  Hiring key personnel for operations, sales & marketing, customer support, and retail account management.

- **Inventory**
  9.5%
  Increasing raw coffee and packaging inventory to support expanded sales volume and retail orders.

- **Working Capital**
  10.0%
  Supporting ongoing operations and funding retail and e-commerce growth initiatives.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blackoutcoffee.com/ (blackoutcoffee.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blackoutcoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Howloo, Inc.

[See attached]

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)







INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Howloo, Inc. DBA Blackout Coffee Co.
Fort Pierce, Florida

Opinion

We have audited the financial statements of Howloo, Inc. DBA Blackout Coffee Co. (the "Company,"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of oeprations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 30, 2025
Los Angeles, California

| | December 31, | |
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,750,554	$ 2,149,126
Accounts receivable, net	96,017	-
Inventory	1,463,317	617,020
Prepaids and other current assets	709,402	169,088
Total current assets	5,019,290	2,935,234
Property and equipment, net	977,348	622,137
Intangible assets, net	2,945	3,278
Right of use assets	2,278,248	1,323,770
Total assets	$ 8,277,831	$ 4,884,419
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 314,627	$ 113,796
Credit card	212,346	142,494
Current portion of long-term debt	17,600	25,466
Right of use liability, current portion	344,797	102,121
Other current liabilities	290,466	54,362
Total current liabilities	1,179,836	438,239
Other long-term liabilities		
Right of use liability	1,986,591	1,250,811
Long-term debt less current maturities	98,559	187,074
Total liabilities	3,264,986	1,876,124
Stockholders' deficit:		
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,103,388 and 16,861,854 shares issued and outstanding as of December 31, 2024 and 2023, respectively	1,710	1,686
Additional paid-in capital	4,277,323	2,529,229
Retained earnings	733,812	477,380
Total stockholders' equity	5,012,845	3,008,295
Total liabilities and stockholders' equity	$ 8,277,831	$ 4,884,419

See the accompanying notes to the consolidated financial statements

HOWLOO INC. DBA BLACKOUT COFFEE CO.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Net revenues	$ 16,651,458	$ 7,311,191
Cost of goods sold	6,577,187	2,482,547
Gross profit	10,074,271	4,828,644
Operating expenses:		
General and administrative	1,282,372	1,941,120
Sales and marketing	8,469,347	2,405,188
Total operating expenses	9,751,719	4,346,308
Income from operations	322,552	482,336
Other income (expense):		
Interest expense	(10,255)	(16,886)
Other income (loss)	34,662	29,632
Income (loss) before provision for income taxes	24,407	12,746
Provision/(benefit) for income taxes	(90,527)	(50,099)
Net income	256,432	444,983
Weighted average number of common shares outstanding - basic and diluted	16,924,833	16,861,854
Net loss per common share - basic and diluted	$ 0.02	$ 0.03

See the accompanying notes to the consolidated financial statements

	Common Stock		Member's Equity	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2022	-	-	32,397	-	-	32,397
Conversion from LLC to C Corporation	14,352,000	1,435	(32,397)	-	32,397	1,435
Issuance of common stock	2,509,854	251	-	2,529,229	-	2,529,480
Net Income	-	-	-	-	444,983	444,983
Balance at December 31, 2023	16,861,854	$ 1,686	$ -	$ 2,529,229	$ 477,380	$ 3,008,295
Issuance of common stock- Regulation A	241,534	24	-	1,748,094	-	1,748,118
Net Income	-	-	-	-	256,432	256,432
Balance at December 31, 2024	17,103,388	$ 1,710	$ -	$ 4,277,323	$ 733,812	$ 5,012,845

See the accompanying notes to the consolidated financial statements

| | Year Ended December 31, | |
	2024	2023
Cash Flows From Operating Activities		
Net income	$ 256,432	$ 444,983
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	121,279	48,986
Non-cash Lease Expense	23,978	30,597
Changes in operating assets and liabilities:		
Acccounts receivable, net	(96,017)	-
Due from related party	-	3,000
Inventory	(846,297)	(477,147)
Prepaids and other current assets	(540,314)	(106,907)
Accounts payable	200,831	(31,439)
Credit card	69,852	48,098
Other current liabilities	236,104	40,924
Net Cash Provided by (Used in) Operating Activities	(574,152)	1,095
Cash Flows From Investing Activities		
Purchase of property and equipment	(476,157)	(670,789)
Net Cash Used In Investing Activities	(476,157)	(670,789)
Cash Flows From Financing Activities		
Proceeds (repayments) on Promissiory Notes and loans	(96,381)	80,640
Issuance of common stock	1,748,118	2,529,480
Proceeds (repayments) loan from stockholder, net	-	(73,331)
Net Cash Provided By (Used in) Financing Activities	1,651,737	2,536,789
Net Change In Cash	601,428	1,867,095
Cash at Beginning of Year	2,149,126	282,031
Cash at End of Year	$ 2,750,554	$ 2,149,126
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 10,255	$ 16,886
Cash paid during the year for income taxes	$ -	$ -

See the accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Labelle, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn't just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years

Vehicles – 5 years

Leasehold improvements – Shorter of estimated useful life or remaining lease term

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, *Leases*. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $7,085,843 and $2,405,188 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as as a C Corporation effective January 1, 2023. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2024 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2024	2023
Packaging	$ 252,115	$ 191,732
Merchandise	201,220	153,726
Raw Material	554,334	253,255
Finished products	455,649	18,306
Total Inventory	**$ 1,463,317**	**$ 617,020**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepaid Expense	$ 39,258	$ 3,500
Deposits	6,200	6,200
Deposits on future purchases	358,264	-
Escrow receivable	305,680	159,388
Total Prepaids and Other Current Assets	**$ 709,402**	**$ 169,088**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Tax Payable	$ 65,743	$ 4,263
Accrued expenses	23,448	-
Gift card	110,749	-
Income Tax Payable	90,526	50,099
Total Other Current Liabilities	**$ 290,466**	**$ 54,362**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2024, and 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Equipment	$ 1,187,360	$ 850,846
Vehicles	195,411	87,835
Leasehold Improvements	121,327	89,260
Property and Equipment, at Cost	**1,504,098**	**1,027,941**
Accumlated Depreciation	(526,750)	(405,804)
Property and Equipment, net	**$ 977,348**	**$ 622,137**

Depreciation expense for property and equipment for the fiscal years ended December 31, 2024, and 2023 were in the amount of $120,947 and $48,652 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2024 and December 31, 2023 intangible assets consist of:

As of Year Ended December 31,	2024	2023
Website	$ 5,000	$ 5,000
Intangible Assets, at Cost	**5,000**	**5,000**
Accumlated amortization	(2,055)	(1,722)
Intangible Assets, Net	**$ 2,945**	**$ 3,278**

Amortization expense for the fiscal years ended both December 31, 2024 and December 31, 2023 were in the amount of $333 and $332 respectively.

7. STOCKHOLDERS' / MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31,	2024	2023
John Santos	38%	38%
Rachael Santos	38%	38%
Jared James Yanis	8%	9%
Regulation A Investors	1%	-
Regulation CF Investors	15%	15%
Total	**100%**	**100%**

The Company does not issue any member units to its members. The operating agreement defines ownership in terms of percentage ownership as opposed to units held. On January 1, 2023, the Company converted from an LLC to a C Corp, and the owners were issued 14,352,000 shares.

In 2023, the Company has raised $2,946,575 through issuance of its common stock pursuant to an offering under Regulation Crowdfunding, where 2,509,854 shares were issued at $1.174 per share.

As of December 31, 2023, there was $159,388 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $415,659 for the fiscal year ended December 31, 2023.

In 2024, the Company has raised $1,748,118 through issuance of its common stock pursuant to an offering under Regulation A, where 241,534 shares were issued.

As of December 31, 2024, there was $305,680 of funds held in escrow, related to these issuances. Direct offering costs related to its financing activities totaled $366,259 for the fiscal year ended December 31, 2024.

Assuming that the shares have been outstanding for the fiscal years ended December 31, 2024 and December 31, 2023, the outstanding basic and dilutive weighted average shares are 16,924,833 and 16,861,854 and the earnings per share is $0.009, and $0.026, respectively.

8.   DEBT

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

	Maturity year	Effective interest rate	2024		2023	
SBA Loan	2050	3.75%	$	116,159	$	127,501
Bank Loan	2029	6.55%		-		85,039
				116,159		212,540
Total notes payable, net				116,159		212,540
Less: Current portion, net				(17,600)		(25,466)
Notes payable, net			$	98,559	$	187,074

The summary of the future maturities is as follows:

Year ending December 31, 2024

2025	17,600
2026	19,085
2027	20,091
2028	21,165
2029	22,310
Thereafter	15,908
Total maturities of long-term borrowings	116,159
Less: Current portion of lonag-term borrowings	(17,600)
Long-term borrowings	**$ 98,559**

9. RELATED PARTY TRANSACTIONS

The Company leases an office building from CEO's holding company. The terms of the lease call for monthly payments of $3,500, and the Company recognized $10,500 and $42,227 in expense in 2024 and 2023, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

On May 11, 2021, the Company entered into a lease agreement with Rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida.

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida.   Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

	December 31, 2024
Operating Leases	
Right-of-use assets	$ 2,278,248
Short-term lease liabilities	344,797
Long-term lease liabilities	1,986,591
Total lease liabilities	$ 2,331,388
Weighted Average Remaining Lease Term	4.77
Weighted Average Discount Rate	8.72%

The following is the summary of future minimum payments:

December 31, 2024

2025	$ 524,570
2026	598,837
2027	610,154
Thereafter	1,103,480
Total lease payments	2,837,040
Less: Imputed interest	(505,652)
Total	$ 2,331,388

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2024, and December 31, 2023.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Income Taxes

Effective January 1, 2023, the Company elected to be taxed as a C Corporation. As a result, the Company is subject to U.S. federal and applicable state corporate income taxes on its taxable income.

For the year ended December 31, 2024, the Company recorded income tax expense of $90,526. The provision for income taxes is based on income reported for financial statement purposes, adjusted for permanent and temporary differences between financial statement income and taxable income.

The Company is not currently under examination by the Internal Revenue Service or any state taxing authority. Management has evaluated its tax positions and determined that no material uncertain tax positions exist as of December 31, 2024.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 30, 2025, which is the issuance date of these financial statements.

During this period, the Company became aware of two legal matters:

- **Employee Dispute:** A former employee sent two demand letters through his attorney. Legal counsel advised the Company not to respond to the second letter, and there has been no further communication. No litigation has been initiated, and no liability has been recorded.

- **Contract Termination:** The Company terminated its agreement with a product manufacturer due to alleged material breaches. The party responded disputing the termination and subsequently demanded payment of a balance owed. No formal legal proceedings have been initiated as of the issuance date.

Management believes that these matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF BLACKOUT COFFEE CO.

From a Garage to Over $16 Million. You Helped Us Get Here.

What started in our garage as a stand against woke coffee corporations and their arguably low-quality roasts has turned into a $16M+ per year American revolution. Our first raise on StartEngine propelled us into a new 64,000 square foot facility. Our second raise significantly scaled our production and customer base. And now we're aiming bigger and want you to come with us.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





FROM A GARAGE TO OVER $16 MILLION
BLACKOUT
COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.

Earn 20% Bonus Shares
LOYALTY BONUS

Get Equity
$4.60 Per Share

PREVIOUSLY CROWDFUNDED
$4,817,434.63

MIN INVEST	VALUATION
$496.80	$79.96M

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

History of Successful Raises and Verifiable Growth: This is our third raise on StartEngine. When we launched our first RegCF, we raised $1 million dollars in less than a week. Since then, we have used the over $4.8 million dollars invested from over 4,600 investors to improve our infrastructure and

One of America's Fastest Growing Companies: In 2024, Blackout Coffee was honored with a place on the prestigious Inc. 5000 list, ranking among **America's fastest-growing private companies**. We didn't just make the list - we surged into the **top 8% nationwide**, landing at **#353 overall** and earning the title of **#17 fastest-growing food and beverage companies in the country.**

We're Aiming Big: We believe we now have everything we need to make a serious push into retail and to become a household name in kitchens and offices all across this amazing country. Blackout has maintained successful high-profile partnerships for years now and we plan to continue to grow that business model. This isn't just coffee. It's a movement. This is your opportunity to become an owner and witness the impact of your investment.

TEAM



John Dos Santos • Founder, CEO & Director

An experienced executive with 20+ years of entrepreneurship, John founded Blackout Coffee Co., managing operations, production, & marketing to ensure quality & consistency in every roast, with a focus on strategically enhancing the business & ...

Read More





Rachael Alyce Santos • Co-Founder, President and Director
Rachael manages customer relations, accounting, & administration. Her extensive experience in customer service & unwavering positivity fosters healthy growth & positive customer experiences. She is a motivating force that inspires others to ...
Read More



Jared Yanis • Co-Owner & Director of Partnerships
Jared, a retired law enforcement sergeant and 2nd Amendment advocate, educates others about their rights and forms partnerships with like-minded brands. He chose Blackout Coffee for its exceptional product quality and attention to detail.


FROM A GARAGE TO OVER $16 MILLION
BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.
WHOLE BEAN COFFEE
NET WT 12OZ (340G)

Together, We Built the Machine.

We're incredibly grateful to the StartEngine community for believing in our mission and helping us raise over $4.8 million from over 4,600 passionate investors. Your support means more than capital - it's a statement. Together, we're not just building a coffee company; we're fueling a movement rooted in freedom, values, and American pride. Thank you for standing with us and for becoming a vital part of the Blackout Coffee story.

We'll explore our numbers more in-depth further down in this page, but for now we simply want to point out that we've seen significant growth since our first RegCF offering. At every new stage of growth and scaling for our business, you have been there to help us reach each major milestone. Today, we are back on StartEngine with a bigger vision than anything we have presented before. It's bold and not for the weak - just like our coffee.

While you're considering becoming an owner of our unapologetically American coffee company, let's take a quick look at our success on StartEngine and how it helped to shape our company.


THE FOUNDATION
OUR FIRST RAISE
$2.4M
2022 SALES
100,000
LIFETIME ORDERS
4,000
SUBSCRIPTIONS



The Foundation (Our First Raise)

We started in a garage, fueled by frustration - low-quality coffee, anti-American corporate brands, and no one representing our values. Our backs were literally against the walls in our first manufacturing facility. Orders were coming in fast and we couldn't fulfill them quickly enough. That was the landscape when we launched our first campaign on StartEngine. Our customers came in droves and we raised $1 million in less than a week and approximately $2 million overall. The generosity of our investors allowed us to move into a new 64,000 sq. ft. facility that was 7 times larger than what we had been in. This also included brand new equipment that was bigger and badder than anything we could have dreamed of when we started. We were finally ready to compete on a larger stage.


THE GROWTH ENGINE
OUR SECOND RAISE
$7.4M
2023 SALES
250,000
LIFETIME ORDERS
12,000
SUBSCRIPTIONS
BLACKOUT COFFEE CO.
Hand Crafted, Small Batch
FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
WWW.BLACKOUTCOFFEE.COM
GROUND COFFEE
NET WT 12 OZ (340g)

The Growth Engine (Our Second Raise)

Getting the new facility up and running was no small task. But we did it and soon we had finally caught up with demand. We're not known for resting on our laurels and it didn't take long for us to start shaking things up again. With space to scale and a focus on growth, we came back to StartEngine to help us raise the capital required for a major expansion of our footprint across America. **We used the funds from our new (and repeat) owners to grow operations, increase production, expand our product lines, and reach tens of thousands of customers nationwide** with high-profile partnerships including Dan Bongino, Vince Coglianese, Benny Johnson, Jack Posobiec, Graham Allen and others. Monthly roasting went from 1,000 lbs to over 75,000 pounds per month. Blackout Coffee was starting to show up seemingly EVERYWHERE.


THE REVOLUTION
OUR CURRENT RAISE
$16.6M
2024 SALES
800,000
LIFETIME ORDERS
18,000
ACTIVE SUBSCRIPTIONS
BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.
AMERICA'S FASTEST-GROWING PRIVATE COMPANIES
Inc. 5000

The Revolution (Our Current Investment Opportunity)

We're back again and we're on a mission. We're aiming to make Blackout Coffee a household name - the go-to coffee for millions of hard-working Americans tired of woke corporations and bitter coffee. **We have big plans to expand into retail, grow our media presence even more, and build the biggest America First coffee movement we believe this country has ever seen.** This is going to take courage, persistence and capital. More importantly, it's going to take a team of invested owners to push and advocate for something they believe in. This investment opportunity is not for the weak. There are no fancy dividends, easy markets to break into, or manufacturing shortcuts. This investment opportunity is rooted in hard work, a love of country, and a

belief that Americans deserve better coffee and values than what they currently have access to. If you're feeling caffeinated simply by reading this - come join us.


WHAT SETS US APART
WE ARE A PREMIUM COFFEE ROASTER.
WE ARE PROUD AMERICANS WITH CONSERVATIVE VALUES.
OUR PROCESS IS BUILT FOR QUALITY AND SCALABILITY.

Blackout Coffee is Unique

What sets Blackout Coffee apart is our uncompromising commitment to quality and country. **We source only specialty-grade Arabica beans,** which represent a small fraction of global coffee production, ensuring every cup meets the highest standard of flavor and freshness. **Unlike many coffee companies, our entire process - from roasting to packaging - is done in-house**, allowing us to maintain strict quality control while scaling rapidly to meet growing demand. But what truly makes us different is our unapologetically strong conservative values. We don't hide behind corporate neutrality - we stand proudly for faith, freedom, and the American way, giving our customers a brand that reflects their beliefs as boldly as it brews.


275K+ LOYAL CUSTOMERS
MORNING REAPER
ON DUTY
BREWTAL AWAKENING

Our Customers are Loyal

Our customers aren't just buying coffee - they're buying into a cause they believe in, and in our experience that's why they keep coming back. We've built a **customer retention rate that beats the industry standard**. This isn't an accident. It's the result of staying unapologetically true to our values and delivering a premium product that never compromises on taste or principle. Our customers know we share their beliefs, and in a market flooded with bland and fanciful corporate coffee, that authentic connection keeps them fiercely loyal.


Top 8%
Of Inc 5000's Fastest Growing Private List
#17
Fastest-Growing Food and Bevergae
AMERICA'S FASTEST-GROWING
Inc.


PRIVATE COMPANIES
BLACKOUT COFFEE CO.
2024 #353
Company in America
#353
Fastest-Growing
Companies in America

One of America's Fastest Growing Companies

In 2024, Blackout Coffee was honored with a place on the prestigious Inc. 5000 list, ranking among **America's fastest-growing private companies**. We didn't just make the list - we surged into the **top 8% nationwide**, landing at **#353 overall** and earning the title of **#17 fastest-growing food and beverage companies in the country**. This recognition isn't just about rapid growth - it's proof that our bold vision, premium product, and unapologetic values are resonating with Americans coast to coast. At a time when many brands play it safe, Blackout Coffee is charging ahead - and the nation is taking notice.


READY FOR RETAIL.
COLD BREW LATTE
BLACKOUT COFFEE CO.
SKIP THE BREW
100% Specialty Grade Arabica Coffee
BLACKOUT COFFEE CO.
PREMIUM INSTANT COFFEE
32 Single Serve Packets
100 Percent Colombian Arabica
SHELF STABLE PRODUCTS TO HELP LEAD THE WAY.

We've Been Preparing...

Blackout Coffee has been strategically preparing for our leap into nationwide retail by developing shelf-stable product lines designed specifically for mass distribution. Our **Premium Instant Coffee** and **Skip The Brew** RTD (Ready-to-Drink) cold brews (including bold **Latte** and unique **Blueberry Latte** flavors) are not only crafted for exceptional taste, but also engineered for stability and scale. Shelf-stable products are essential for gaining placement on retail shelves, and we've already completed the heavy lifting - perfecting the manufacturing process for both products. **With the logistics, quality control, and production capacity already dialed in, we're now fully confident and ready for a major retail push across the country.**


WE HAVE A FRESH LOOK THAT'S READY TO COMPETE.
BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.
WHOLE BEAN COFFEE
NET WT 12OZ (340G)
BLACKOUT COFFEE CO.
FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
Stay On Your Grind!
New Packaging
Previous Packaging

We Just Redesigned Our Entire Product Line

After seven years of building a loyal following, Blackout Coffee has elevated our entire product lineup of nearly 30 different roasts with a full-scale packaging upgrade across all bagged coffee and K-Cup (pod) offerings. This refresh covers everything - from our signature roasts to our full line of flavored coffees - giving each product a bold, polished look that matches the premium quality inside. We even upgraded our logo and messaging. **Designed with the retail shelf in mind, we believe our improved packaging**

inside. We even upgraded our logo and messaging. **Designed with the retail shelf in mind, we believe our improved packaging not only enhances brand recognition but also positions us to compete head-to-head with national coffee brands in stores across the country.**


OPERATION
BLACKOUT
THE BEST COFFEE FOR THE BEST TROOPS
We actively support deployed military. We send them 2 cups of coffee for every bag purchased.

The Best Coffee for the Best Troops

Operation Blackout is Blackout Coffee's deeply meaningful initiative that empowers customers to fuel morale for our troops - literally. For **every bag you buy, we donate the equivalent of two cups of fresh-roasted coffee directly to deployed U.S. military units** who request it, creating a powerful, ongoing connection between our customers and America's military. This isn't a one-time program - it grows as we grow. As Blackout Coffee expands production, product lines, and national reach, Operation Blackout scales right alongside it reaching more units, responding to more requests, and amplifying our commitment to supporting the men and women defending our freedom. **The investment opportunity in front of you today is about more than just coffee.**


BLACKOUT
COFFEE CO.
YOU CAN OWN A PIECE OF AN AMERICAN REVOLUTION.

Let's Review the Investment Opportunity in Front of You Today

By combining quality craftsmanship with an unshakable stance on traditional values, Blackout Coffee has created more than a coffee brand - we've created an American Revolution. This raise offers investors a chance to own part of a bold, fast-growing company positioned for a major retail expansion while continuing to stand for freedom, family, and the American way.

- #353 - Inc. 5000 Fastest Growing American Companies (2024)
- #17 - Inc. 5000 Fastest Growing Food and Beverage Companies (2024)
- **Top 8% - Inc. 5000 Fastest Growing American Companies (2024)**
- **Over 275,000 loyal customers**
- Over $4.8 million invested from over 4,600 investors (StartEngine)
- New 64,000 sq. ft. facility with new top-of-line equipment
- Scaled from 1,000 pounds roasted/month (2022) to over 75,000 pounds (2025)
- **Sales up from $130k (2019) to $16.6 million (2024)**
- **Q1-Q2 2025 sales are up approximately 20% compared to same period in 2024**
- We source only specialty-grade Arabica beans, which represent a small fraction of global coffee production.

production.

- Actively supports deployed troops (Operation Blackout)
- New shelf-stable products are ready for retail



JOHN SANTOS
CEO - BLACKOUT COFFEE
"SINCE DAY ONE, WE'VE BEEN FOCUSED ON CREATING A QUALITY COMPANY THAT AMERICANS CAN BELIEVE IN.
I VALUE EVERYONE WHO HAS INVESTED IN US. WE COULDN'T DO IT WITHOUT YOU."

A Word From Our CEO

"Since day one, we've been focused on creating a quality company that Americans can believe in. What we've created since 2018 is a testament of our dedication to quality, growth and community. StartEngine investors have played an absolutely critical role in our success. When we first opened up our doors to ownership, it was like we had opened up the flood gates. Our time on StartEngine has been a positive experience. I am excited to be able to offer another ownership opportunity as we start moving towards a nationwide retail expansion. I value everyone who has invested in us. We couldn't do it without you.

To our over 4,600 current investors, please take a fresh look at our company and consider an additional investment in our mission. To those of you who missed out on our first two raises, now is the time to make a decision. As you can imagine, we drink A LOT of coffee and we move quickly. If you would like to jump on board, please do so today. We would love to have you join the family."

John Santos - CEO Blackout Coffee

ABOUT

HEADQUARTERS
4206 Okeechobee Rd
Fort Pierce, FL 34947

WEBSITE
View Site

What started in our garage as a stand against woke coffee corporations and their arguably low-quality roasts has turned into a $16M+ per year American revolution. Our first raise on StartEngine propelled us into a new 64,000 square foot facility. Our second raise significantly scaled our production and customer base. And now we're aiming bigger and want you to come with us.

TERMS

Blackout Coffee Co.

Overview

PRICE PER SHARE
$4.60

VALUATION
$79.96M

FUNDING GOAL
$10K - $2.5M

Breakdown

MIN INVESTMENT
$496.80

OFFERING TYPE
Equity

MAX INVESTMENT
$2,499,998.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED

2,173

MAX NUMBER OF SHARES OFFERED

543,478

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*'Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 20% Bonus Shares

Prior investors, employees, family members, and individuals who registered interest during the Test the Waters (TTW) phase are eligible for an additional 20% bonus shares. Eligibility is determined as of September 17th, 2025.

Time-Based Perks

Launch Day Lightning Deal

Receive 15% bonus shares when you invest within the first 24 hours of launch.

Early Bird

Receive 12% bonus shares when you invest within the first 72 hours of launch.

Founders Week

Receive 10% bonus shares when you invest within the first 7 days of launch.

Final Early Window

BLACKOUT COFFEE CO.

OUR STORY | WHY US? | WHAT WE'VE BEEN UP TO | OPPORTUNITY | TERMS | PERKS

FROM A GARAGE TO OVER $16M

What started in our garage as a stand against woke coffee corporations and their arguably low-quality roasts has turned into a $16M+ per year American revolution. Our first raise on StartEngine propelled us into a new 65,000 square foot facility. Our second raise significantly scaled our production and customer base. **And now we're aiming bigger and want you to come with us.**

BLACKOUT
EST.
2018
COFFEE CO.

INVEST TODAY

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



TOP 8% Inc. 5000 Fastest Growing American Companies (2024)

#17 Inc. 5000 Fastest Growing Food and Beverage Companies (2024)



AMERICA'S FASTEST-GROWING
Inc.
5000
PRIVATE COMPANIES

SEE WHY OVER 4,600 INVESTORS TRUST BLACKOUT COFFEE

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THE FOUNDATION
OUR FIRST RAISE
$2.4M
2022 SALES
100,000
LIFETIME ORDERS
4,000
SUBSCRIPTIONS

OVER $4.8 MILLION ALREADY RAISED

We're back again and we're on a mission. We're aiming to make Blackout Coffee a household name - the go-to coffee for millions of hard-working Americans tired of woke corporations and bitter coffee.

We have big plans to expand into retail, grow our media presence even more, and build the biggest America First coffee movement we believe this country has ever seen. This is going to take courage, persistence and capital. More importantly, it's going to

take a team of invested owners to push and advocate for something they believe in.


THE GROWTH ENGINE
OUR SECOND RAISE
$7.4M
2023 SALES
250,000
LIFETIME ORDERS
12,000
SUBSCRIPTIONS
BLACKOUT COFFEE CO.
FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
WWW.BLACKOUTCOFFEE.COM
GROUND COFFEE


THE REVOLUTION
OUR CURRENT RAISE
$16.6M
2024 SALES
800,000
LIFETIME ORDERS
18,000
ACTIVE SUBSCRIPTIONS
BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.
Inc. 5000


GO AHEAD, HIT THE PLAY
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.





BUTTON.
COFFEE CO.
AMERICA'S FASTEST-GROWING
Inc.
5000
PRIVATE COMPANIES

ONE OF AMERICA'S FASTEST GROWING COMPANIES

CALED FROM 1,000 LBS
roasted/month (2022) to over 75,000 lbs (2025)

SALES UP FROM 130K
in 2019 to $16.6 million in 2024

Q1-Q2 2025 SALE
approximately 20% compa
period in 2024

AND WE'RE NOT SLOWING DOWN.

We believe we now have everything we need to make a serious push into retail and to become a household name in kitchens and offices all across America.

At a time when many brands play it safe, Blackout Coffee is charging ahead - and the nation is taking notice.

INVEST TODAY

READY FOR RETAIL. READY TO SCALE.

COLD BREW LATTE
BLACKOUT COFFEE CO.
SKIP THE BREW
100%
Specialty Grade Arabica Coffee
11 FL OZ (325 ML)
PREMI
INSTANT COFFE
32 Single Serve Packets
100 Percent Colombian Arabica

Blackout Coffee has been strategically preparing for our leap into nationwide retail by developing shelf-stable product lines designed specifically for mass distribution.

- COLD BREW LATTES
- PREMIUM INSTANT COFFEE

Shelf-stable products are essential for gaining placement on retail shelves, and we've already completed the heavy lifting - perfecting the manufacturing process for both products.





BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
PREMIUM COFFEE
Proudly roasted in the USA.
WHOLE BEAN COFFEE
NET WT 12OZ (340G)
BLACKOUT COFFEE CO.
FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
Stay On Your Grind!
New Packaging
Previous Packaging

OUR NEW LOOK. READY TO COMPETE.

Designed with the retail shelf in mind, our improved packaging not only enhances brand recognition but also positions us to compete head-to-head with national coffee brands in stores across the country.

INVEST TODAY



YOU CAN OWN A PIECE OF AN AMERICAN REVOLUTION.











MORNING REAPER

AT WORK ON DUTY

INVEST TODAY

OUR REVOLUTIONARIES





JOHN DOS SANTOS
FOUNDER, CEO & DIRECTOR

An experienced executive with 20+ years of entrepreneurship, John founded Blackout Coffee Co., managing operations, production, & marketing to ensure quality & consistency in every roast, with a focus on strategically enhancing the business & brand.

RACHAEL ALYCE SANTOS
CO-FOUNDER, PRESIDENT & DIRECTOR

Rachael manages customer relations, accounting, & administration. Her extensive experience in customer service & unwavering positivity fosters healthy growth & positive customer experiences. She is a motivating force that inspires others to succeed.

JARED YANIS
CO-OWNER & DIRECTOR OF PARTNERSHIPS

Jared, a retired law enforcement sergeant and 2nd Amendment advocate, educates others about their rights and forms partnerships with like-minded brands. He chose Blackout Coffee for its exceptional product quality and attention to detail.

LEARN MORE ABOUT WHAT'S FUELING OUR 275K CUSTOMERS

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BLACKOUT COFFEE CO. TERMS

Overview

PRICE PER SHARE
$4.60

VALUATION
$79.96M

DEADLINE[1]
Dec. 10, 2025 at 11:59 PM PT

FUNDING GOAL[2]
$10K - $2.5M

Breakdown

MIN INVESTMENT
$496.80

OFFERING TYPE
Equity

MAX INVESTMENT
$2,499,998.80

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,173

MAX NUMBER OF SHARES OFFERED
543,478

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Exclusive Investor Perks



VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year.

Not a member? Sign up at checkout ($275/year).

Time-Based Perks

Launch Day Lightning Deal

Receive 15% bonus shares when you invest within the first 24 hours of launch

Invest

Early Bird

Receive 12% bonus shares when you invest within the first 72 hours of launch

Invest

Founders Week

Receive 10% bonus shares when you invest within the first 7 days of launch

Invest

Final Early Window

Receive 5% bonus shares when you invest within the first 14 days of launch

Invest

Mid-Campaign Perk

Invest $2,500 or more between Day 40 and Day 45 and receive an additional 10% bonus shares

Invest

Amount-Based Perks

Tier 1 | Insider

$500+

Invest $500+ and receive Exclusive Access to Facebook Group, Quarterly live Announcements with CEO, sneak peeks at new roasts, and pre-release access to all new roasts

Invest

Tier 2 | Coffee Loyalist

$1,000+

Invest $1,000+ and receive **2% bonus shares**, Insider Perks and 10% off Coffee Club for 1 year*.

Invest

Tier 3 | Coffee Champion

$2,500+

Invest $2,500+ and receive **5% bonus shares**, Coffee Loyalist Perks and 15% off Coffee Club for 1 year*.

Invest

Tier 4 | Patriot Investor

$5,000+

Invest $5,000+ and receive **7% bonus shares**, Coffee Champion Perks, Investor-Only Blackout Coffee T-Shirt, 3 months free Coffee Club subscription**, and 20% off store purchases

Invest

Tier 5 | Freedom Partner

$10,000+

Invest $10,000+ and receive **10% bonus shares**, all perks above, 6 months free Coffee Club subscription**, 20% off store purchases for 1 year* and a virtual LIVE roasting

Invest

Tier 6 | American Founder Circle

$25,000+

Invest $25,000+ and receive **12% bonus shares**, all perks above, 12 months free Coffee Club subscription**, 20% off store purchases for LIFE*, private tour of our new

Invest

Tier 7 | Founders Table

Discount applies to purchases made on our online store or website, for personal use and not for retail or commercial distribution.

*****Coffee club subscriptions are the roasters choice and flavored coffee of the month.***

******Travel and Lodging Not Included. Tour to be scheduled 30 days in advance.***

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Loyalty Bonus | 20% Bonus Shares

Prior investors, employees, family members and individuals who registered interest during the Test the Waters (TTW) phase are eligible for an additional 20% bonus shares. Eligibility is determined as of Sep. 11, 2025.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We started in a garage… fueled by frustration.

Frustration that nobody was making a great cup of coffee for people who still believe in America.

That's where Blackout Coffee began.

"We do all fresh-roasted coffee. It doesn't sit here for months. We roast, we ship. Quality is number 1. We try to get the coffee out as soon as the orders come in." - John Santos

"It's really important to me that Blackout has American values. We embody that here. We love America. We love our veterans. We love our first responders. If we don't keep true to our American values, you kind of lose your way. And that's one thing I will make sure Blackout never does is lose it's way." Jared Yanis

Our first StartEngine raise laid the foundation.

With your support, we built a 64,000 square foot roasting facility—right here on American soil.

We built the infrastructure to scale.

To roast, pack, and ship coffee coast-to-coast.

The second raise? We turned up the heat.

We expanded our product lines.

Grew operations.

And shipped to proud Americans nationwide.

Our monthly roasting skyrocketed from 1,000 pounds… to over 75,000 pounds.

Tens of thousands of customers now start their day with Blackout Coffee.

We built momentum.

And now—this is the moment.

The third raise.

It's about building the biggest America First coffee movement that we believe this country has ever seen.

"With this new investment, this new round. We are looking to go into retail and start getting coffee out in front of many more eyes. In stores, locally, so you can pick up locally as you wish. This is going to be a huge jump and big help for 2026. 2026 is going to be huge.

While woke companies push politics, we're roasting fresh coffee for Americans who like their coffee as strong as their country.

We're not a coffee company trying to be patriotic. We're a patriot company… that roasts damn good coffee.

You've seen what we've built.

You've seen how fast we've grown.

Now is your chance to own a piece of the brand that refuses to back down.

This raise is the fuel we need to launch Blackout Coffee to the next level.

When you invest, you're not just becoming an owner, you're joining a community that believes in hard work, freedom, and building something worth passing down.

Become a part of Coffee's future. Become a Blackout Coffee owner—today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
HOWLOO, INC.,
a Delaware corporation

The undersigned, John Santos, hereby certifies as follows:

1.   He is the duly elected, qualified and acting Chief Executive Officer of Howloo, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**).

2.   <u>Article FOURTH</u> of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> "This corporation is authorized to issue only one class of shares of stock designated as common stock; and the total number of shares which this corporation is authorized to issue is Nineteen Million Three Hundred Thousand (19,300,000), par value $0.0001 per share."

3.   The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4.   The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5.   The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6.   Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Howloo, Inc., has caused this certificate to be signed by John Santos, its Chief Executive Officer, on September 7, 2023.

By: _____
John Santos, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:54 PM 12/29/2022
FILED 06:54 PM 12/29/2022
SR 20224410423 - File Number 6011532

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is April 8, 2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Howloo LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Howloo, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of December, A.D. 2022.

By: [signature]

Name: John Santos
Print or Type

Title: Manager
Print or Type

CERTIFICATE OF INCORPORATION
OF
HOWLOO, INC.

Article I

The name of the corporation is Howloo, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N Broad St, Suite 201, Middletown, DE 19709 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Sixteen Million (16,000,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Article XI

The Corporation shall be effective as of January 1, 2023.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on December 29, 2022.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
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BLACKOUT COFFEE CO.

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FROM A GARAGE TO OVER $16 MILLION
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What started in our garage as a stand against woke coffee corporations and their arguably low-quality roasts has turned into a $16M+ per year American revolution.

OUR FIRST RAISE on StartEngine propelled us into a new 65,000 square foot facility.

OUR SECOND RAISE significantly scaled our production and customer base to over 200,000 hardworking Americans.

And now we're aiming for retail nationwide and want you to come with us.



Inc. 5000
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#17
Fastest-Growing Food and Beverage Company in America
#353
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TOGETHER, WE BUILT THE MACHINE.
SIGN UP BELOW FOR POTENTIAL FUTURE INVESTMENT OPPORTUNITIES.
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This isn't just coffee - it's a stand. Blackout was built for hardworking Americans who are tired of watered-down values and weak brews.

When you **join our investor newsletter**, you're not just getting updates - you're locking arms with a family that refuses to cave, refuses to compromise, and refuses to back down.

Together, we're fueling a movement of premium coffee and unapologetic tradition. If you've ever wanted to be part of something bigger than your morning cup, this is it.

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Get all of the updates about Blackout Coffee's potential future investment opportunities on StartEngine. As a hard-working coffee company supporting our favorite American values, we would love to have our passionate customers be a part of our success. This is your chance to stay in the loop and find out more about us. Enter your name and email and we'll definitely stay in touch!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

Blackout Coffee was founded on the principles of conservative values. The founders believe in the importance of hard work, personal responsibility, family, respect and traditional American values.

Roasted in Florida

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INFORMATION

- Loyalty Rewards
- FAQ's
- Our Story
- Contact Us
- Shipping & Returns
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USEFUL LINKS

- Wholesale Portal Login
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- e-Gift Card Balance
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FROM ROAST TO CUP AND NOTHING ELSE IN BETWEEN



BLACKOUT COFFEE CO.

WE WANT TO GIVE OUR CUSTOMERS A CHANCE TO BECOME OWNERS.
Potentially launching this week!
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Hi Michael,

At Blackout Coffee, we've never followed the crowd. From day one, we've stood shoulder-to-shoulder with hardworking Americans who believe in tradition, quality, and the freedom to choose a company that actually shares their values. Together, we've built more than just a coffee brand—we've built a community that refuses to compromise.

Now, we're exploring the possibility of launching our third equity crowdfunding campaign on StartEngine in the coming days. Nothing is guaranteed yet, but if we move forward, **this could be another chance for our loyal customers and supporters to stand with us—not just as coffee drinkers, but as potential owners right alongside us.**

If you want to be among the first to know the moment this campaign might go live, sign up for our Investor Newsletter today. That's where we'll keep our family of caffeinated revolutionaries updated on every step of this journey. Don't just watch from the sidelines—**be ready to join us if we take this next bold step together.**

SIGN UP FOR FIRST NOTIFICATIONS





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

GET IT ON Google Play | Download on the App Store

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.









Inc. 5000 | MADE IN USA

LIGHTNING FAST SHIPPING | COFFEE CARE PACKAGES TO TROOPS | SMALL BATCH ROASTED

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Blackout Coffee Co. // info@blackoutcoffee.com

4206 Okeechobee Rd Fort Pierce, Florida 34947

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BLACKOUT COFFEE CO.

FROM A GARAGE TO OVER $16 MILLION
POTENTIAL THIRD RAISE COMING SOON
BLACKOUT COFFEE CO.
BREWTAL AWAKENING
DARK ROAST
Inc. 5000

Hi Michael,

THANK YOU for signing up for our investment newsletter.

At Blackout Coffee, we're not here to blend in. We're here to shake things up. Most of the big coffee brands have gone corporate, chasing politics instead of quality. We're doing the opposite: roasting damn good coffee for freedom-loving Americans who want a brand they can trust to align with their values.
This isn't our first cup. **We've already had two successful investment campaigns on StartEngine and now we're thinking about opening our doors again - and it's possible that it will happen this week!**

We've built a fast-growing, 8-figure company with over $16.6M in revenue in 2024 alone and more than $38M since inception. That growth landed us in the top 8% of the Inc. 5000's fastest-growing companies, with 1,244% growth over the past three years. And our community is growing right alongside us: more than 200,000 customers strong and counting.

From roasting nearly 90,000 pounds of coffee per month in our new 65,000 sq. ft. facility, to partnering with conservative voices across the country, we've built more than a brand - we've built a movement. With more than 200,000 customers, Blackout Coffee is fueled by loyal supporters who want to see us win.

Now, with this potential new StartEngine raise, we've decided to invite our community to help power the next stage of growth: expanding into retail nationwide. We've come a long way from our garage startup roots and our first two raises on StartEngine. If you're looking for bold, forward-thinking companies to potentially invest in, please stay tuned in the coming days in case we go live.

There are usually early-bird perks for investors who are quick to act. We recommend signing up for a StartEngine account in advance of any potential launch in order to be ready!

SIGN UP FOR STARTENGINE ACCOUNT





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. 'RESERVING' SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

GET IT ON Google Play | Download on the App Store

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.







Inc. 5000 | MADE IN USA

LIGHTNING FAST SHIPPING | COFFEE CARE PACKAGES TO TROOPS | SMALL BATCH ROASTED

GET CONNECTED





Blackout Coffee Co. // info@blackoutcoffee.com

4206 Okeechobee Rd Fort Pierce, Florida 34947



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